Schiff Hardin LLP

901 K Street NW
Suite 700
Washington, DC 20001

____________________

T 202.778.6400

F 202.778.6460

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schiffhardin.com

Alec F. Orudjev

(202) 724.6846

aorudjev@schiffhardin.com

June 8, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jacqueline Kaufman, Esq.

Re:	Elite Education Group International Ltd.

Amendment No. 1 to the Draft Registration Statement on Form F-1

Submitted April 3, 2020

CIK 0001781397

Dear Ms. Kaufman:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 16, 2020 with respect to the registration statement on Form F-1, File No. 0001781397 (the “Original Filing”), filed by the Company. For your convenience, the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that the page number references are to the page numbers in revised Form F-1 (the “Amended Filing”), filed concurrently with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management’s Discuss and Analysis of Financial Condition and Results of Operations, page 30

1. We note your risk factor disclosure regarding the COVID-19 pandemic on page 11, and that you disclose that “[i]t is presently unknown whether and to what precise extent the Company’s operations may be affected if the pandemic persists for an extended period of time.” In light of changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-term financial condition. Please refer to CF Disclosure Guidance Topic No. 9 (March 25, 2020).

Response:	The Company has included additional disclosures responsive to the comment above. These disclosures appear on pp. 5-7 of the Amended Filing.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO